Exhibit 99.8

KPMGLLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of YM BioSciences Inc.:

We consent to the inclusion in this annual report on Form 40-F of our audit report dated September 20, 2007 on the consolidated balance sheets of YM BioSciences Inc. (“the Company”) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit accumulated during the development stage and cash flows for each of the years in the three-year period ended June 30, 2007 and for the period from inception on August 17, 1994 to June 30, 2007 and our Comments by Auditors for United States Readers on Canada-United States Reporting Differences dated September 20, 2007 which are contained in this annual report on Form 40-F of the Company for the fiscal year ended June 30, 2007.

We also consent to the incorporation by reference of the above mentioned reports in the registration statement (No. 333-134410) on Form S-8, the registration statement (No. 333-120153) on Form F-3, and the registration statement (No. 333-131250) on Form F-10 of YM BioSciences Inc. of our reports dated September 20, 2007, which reports appear in the June 30, 2007 annual report on Form 40-F of YM BioSciences Inc.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 20, 2007

KPMGLLP
Chartered Accountants	Telephone(416) 228-7000
Yonge Corporate Centre	Telefax(416) 228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 20, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 20, 2007